FRANK J. HARITON o ATTORNEY - AT - LAW
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1065 Dobbs Ferry Road o White Plains o New York 10607 o (Tel) (914) 674-4373 o
(Fax) (914) 693-2963 o (e-mail) hariton@sprynet.com

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                                                          May 14, 2004



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
               Attn:  Ms. Pamela A. Long
                      Assistant Director

        Re: MR3 Systems, Inc. - Schedule 14A filed March 24, 2004
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Dear Ms. Long:

         On March 24, 2004, MR3 Systems, Inc. (the "Company") filed a Schedule 14A in connection with its planned annual meeting scheduled for May 21, 2004. Of the four proposals offered for a vote of shareholders, one involved increasing the number of common shares, which the Company is authorized to issue. Based on the comments received on April 22, 2004 in connection with the above referenced
Schedule 14A, management elected to postpone the annual meeting from its originally planned date of May 24, 2004 until a date in third quarter.

         Management's judgment is that it is in the best interests of the Company and its shareholders that the increase in authorized shares, which is a matter not required to be included in an annual meeting, should not be deferred until the annual meeting is held. Accordingly, with this communication, the Company hereby formally withdraws the above referenced proxy statement on
Schedule 14A. The Company will alternatively pursue the change in capitalization proposal as a separate matter under a new Schedule 14A Written Consent in Lieu of a Shareholders' Meeting. Management believes that it can accomplish this change in capitalization in a timelier manner as a separate written consent of a majority of its shareholders.

         Once the new Schedule 14A matter related to the change in capitalization is concluded, the Company intends to subsequently file a Schedule 14A, similar to the one being withdrawn with the exception of the change in capitalization matter, which will include the Company's update based on the comments previously provided by the Commission.


                                             Very truly yours,


                                             /s/ Frank J. Hariton
                                             ---------------------------
                                             Frank J. Hariton